0-30848

OICF

P.E. 1/29/02

02012649

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 4 December 2001

By: ________________________

Name: C Jobe
Title: Company Secretary

NORTHERN ROCK PRE CLOSE PERIOD ANALYST MEETINGS

Background

Northern Rock plc will shortly be meeting analysts ahead of its close period for the twelve months ending 31 December 2001. This announcement details the information that will be provided at those meetings.

Overview

Northern Rock's virtuous circle strategy uses our low cost operations along with product innovation, technology and customer friendly distribution to produce good products at competitive prices. This leads to strong growth in high quality assets to provide low risk, attractive returns to shareholders. This strategy seems especially valid in current market conditions.

Operating performance for the year is at the top of the range of expectations, building on the strong progress made in 2000. Financial results are also anticipated to be in line with our operational performance and we therefore remain comfortable that we will achieve results at the top end of the consensus range; (PBT Range £282m to £294m based on current published estimates from 14 major analysts).

Lending

Lending volumes have been good in all areas, with net lending up over 40% year to date compared to the same period last year, delivering a share of net residential lending on target at around twice "par" levels. The level of mortgage business at Northern Rock has remained strong throughout 2001. Enquiries for Northern Rock products have remained buoyant in October and November.

Within residential lending we have further strengthened our product range with the launch of *together connections* – an off-setting variation of *together.* This product is proving attractive to customers and the *together* family of products continues to perform well in comparison to more traditional type loans.

The improved lending and product mix has allowed the average cost of acquisition to continue to fall despite high volume growth. New loan business volumes are strong with a pipeline of £2.4 billion of agreed, but not yet completed, loans at the end of November, compared to £1.9 billion at the end of December last year. Our transparent and fair policy of allowing existing customers to have any product available to new customers has helped to see our share of residential redemptions stay well beneath our natural share.

Arrears and Provisions

The quality of our lending remains good with arrears in residential lending remaining at less than half the industry average. We see no current deterioration in credit quality in our residential, secured commercial or unsecured personal loan books – with the absolute number of arrears at the end of 2001 set to finish lower than the end of last year. Naturally, therefore, arrears as a proportion of the number of loans has also fallen substantially. As a result of the uncertainties created by recent events and the deteriorating outlook for the world economy, including the UK, we have prudently decided that we will increase certain provisions for the current financial year. This also reflects the higher volumes of business we have generated as a result of our additional growth this year.

Treasury

Northern Rock's Treasury function acts as an integrated part of the business not as a separate profit centre. Over 96% of our Liquid Assets are invested in Investments grade A or better. The quality of this portfolio is illustrated by the fact that we have no exposure to ENRON the US Energy Company.

Funding

Funding from all areas has grown and continued to diversify. Retail balances still fund 50% of balance sheet assets. We continue to take advantage of wholesale funding and securitisation opportunities. We have issued £3 billion of securitised notes during 2001, and retain our position at the forefront of securitisation of residential mortgages in the UK. Retail intake has been good, supported by fixed rate bonds and Cash ISA sales, allowing further selling opportunities.

Total net funding in 2001 will be around £6 billion.

Operating Performance

Spreads and margins have benefited both from lower loan acquisition costs and from lower base rates and therefore are better than predicted at the half year. As a result of higher total income margins and incremental volumes, total income growth will be in excess of our mid-teens target.

Costs

We continue to invest for growth. Cost growth is expected to be below the mid point of our target range of half to two thirds of growth of assets under management and is also set to be less than income growth. We expect both unit cost ratios to show improvement.

E-Commerce

Northern Rock's integrated e-commerce platform continues to show substantial progress in generating further business volumes and supporting our aim of driving down unit costs. So far this year, around 10% of all loans by value were originated from this source.

Economic Background and Market Outlook

The UK economy is expected to see growth slow to around the 2% level next year. Whilst unemployment is set to rise, interest rates are at a 40 year low, meaning that affordability indices are well within their long term sustainable trend bands and are around half the levels seen at the start of the 1990s.

Prospects for house price increases have moderated and are at levels sustainable given the UK economy as a whole. The housing market remains both large and robust and the mortgage market – especially with the opportunity to remortgage at very low interest rates – is set to be sufficiently large for Northern Rock to achieve our strategic target levels of lending.

Summary

Northern Rock has delivered against its strategy in 2001 and is set to continue to do so.

Further, more detailed, information on our 2001 trading performance will be provided at the time of the preliminary results - to be announced on Wednesday 30 January 2002.

Comment

Adam Applegarth, Chief Executive, said "Northern Rock's performance is very strong and on target. The future prospects for our strategy (of good lending growth feeding through to strong financial performance) continue to be attractive".

City Contacts
Bob Bennett
Group Finance Director
0191 279 4366
07855 257 257 (Mobile)

David Noble
Director of Institutional Relations
0191 279 4999
07855 257 007 (Mobile)

Richard Moorin
Investor Relations Manager
0191 279 4093
07855 257 009 (Mobile)

Press Contacts
Tony Armstrong
Director of Corporate Relations
0191 279 4676

Ron Stout
PR Manager
0191 279 4676

James Murgatroyd
Finsbury Limited
0207 251 3801

This announcement should be read in conjunction with our announcement for the year ended December 2000, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL or on our website at www.northernrock.co.uk.

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.

3/12/01

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